UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SEC File Number

Washington, D.C.  20549

000-27288

FORM 12b-25

CUSIP Number

268484 10 2

NOTIFICATION OF LATE FILING

(Check One):

[X]  Form 10-K

[  ]  Form 20-F

[  ]  Form 11-K

[  ]  Form 10-Q

[   ]  Form 10-D

[  ]  Form N-SAR

[  ]  Form N-CSR

For Period Ended:

December 31, 2004

[   ]  Transition Report on Form 10-K

[   ]  Transition Report on Form 20-F

[   ]  Transition Report on Form 11-K

[   ]  Transition Report on Form 10-Q

[   ]  Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	EGL, Inc.
Former Name if Applicable:	Eagle USA Airfreight, Inc.
Address of Principal Executive Office (Street and Number):	15350 Vickery Drive
City, State and Zip Code:	Houston, Texas 77032

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)  [X]

(a)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 2, 2005, EGL, Inc. (the “Company”) determined that it will restate its historical financial statements for 2002, 2003 and the first three quarters of 2004 to reflect adjustments to retained earnings beginning January 1, 2002 and adjustments to net income for each of the first three quarters of 2004.  The adjustments are described in more detail in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2005 (the “Item 4.02 Form 8-K”), the text of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.  Subsequent to the filing of the Item 4.02 Form 8-K, the Company has determined that it will restate its historical financial statements for the second and third quarters of 2004 to reflect additional adjustments relating to account reconciliations on the balance sheets.  Due to the timing of the identification of these adjustments, the Company is unable to complete the consolidated financial statements to be included in its Form 10-K for the fiscal year ended December 31, 2004 within the prescribed time period (“2004 Form 10-K”).

Investors should not rely on the Company’s historical financial statements for 2002, 2003 and the first three quarters of 2004.   The Company will restate its historical financial statements for 2002, 2003 and the quarterly periods ended March 31, June 30 and September 30, 2004 included in the Company’s Form 10-Qs in one or more future filings with the Securities and Exchange Commission.

The Company also needs additional time to file its 2004 Form 10-K in order to complete its assessment of the Company’s internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.  Because of the control deficiencies resulting in the restatement of the Company’s historical financial statements, management expects that it will determine that the Company did not maintain effective internal control over financial reporting.  In particular, management expects to conclude that the Company’s internal controls over income taxes and account reconciliations were ineffective and constituted “material weaknesses” as of December 31, 2004.  A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  As the Company is still in the process of completing all of the necessary assessment processes required by Section 404 of the Sarbanes-Oxley Act of 2002, the Company’s management may subsequently determine that additional deficiencies in internal controls exist that constitute material weaknesses.

Based on the foregoing, management expects that its report on the effectiveness of the Company’s internal control over financial reporting in the 2004 Form 10-K will conclude that the Company’s internal control over financial reporting was not effective as of December 31, 2004.  In addition, the Company expects to receive an opinion from its independent registered public accounting firm that the Company’s internal control over financial reporting was not effective as of December 31, 2004.

Part IV – Other Information

(1)

Name and telephone number of person to contact in regard to this notification

  Elijio V. Serrano

    (281)

        618-3100

         (Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes       [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes       [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced in the Company’s press release furnished with the Company’s Current Report on Form 8-K filed on March 3, 2005, the Company’s results of operations for fiscal 2004, which will be included in the 2004 Form 10-K, will reflect a significant change in the Company’s results of operations as compared to fiscal 2003.  The anticipated changes are described in greater detail in the Company’s March 3, 2005 press release, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.  Because preparation and completion of the Company’s financial statements in connection with its 2004 Form 10-K are ongoing, the financial information presented herein, including Exhibit 99.2 attached hereto, is preliminary and subject to adjustment.

EGL, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 17, 2005

By:

/s/  Elijio V. Serrano

Elijio V. Serrano

Chief Financial Officer

Exhibit 99.1

Text of Item 4.02 Form 8-K

On March 2, 2005, EGL, Inc. (the “Company”) concluded that it will restate its historical financial statements for 2002, 2003 and the first three quarters of 2004 to reflect adjustments to retained earnings beginning January 1, 2002 and that it will restate its historical financial statements for the first three quarters of 2004 to reflect adjustments to net income during each of those quarters.  The adjustments are comprised primarily of the following items:

1.

Deferred income taxes for unrepatriated earnings of certain foreign entities.  The Company determined that it had understated tax expense related to unrepatriated earnings of certain foreign operations for periods prior to January 1, 2002.  These adjustments are expected to reduce retained earnings as of January 1, 2002 by $4.0 million.

2.

Recognition of straight-line rent expense when the lease term in a real estate operating lease contains a period where there are free or reduced rents (commonly referred to as “rent holidays”) and scheduled rent increases.  The Company should have recognized the rent expense on a straight-line basis over the term of the operating lease.  These adjustments are expected to reduce retained earnings as of January 1, 2002 by $0.9 million and to increase net income for the nine months ended September 30, 2004 by $0.5 million.

3.

The reconciliation of various account balances.  With respect to the Company’s operations in Mexico, the adjustment for errors is expected to reduce retained earnings as of January 1, 2002 by $1.6 million.  Other than Mexico, adjustments to correct account balances are expected to increase net income for the nine months ended September 30, 2004 by $1.3 million.

As described above, the Company currently estimates that the cumulative effect of the adjustments will reduce retained earnings as of January 1, 2002 by $6.5 million and increase net income for the nine months ended September 30, 2004 by $1.8 million.  Net income for 2002 and 2003 remain unchanged.  The $1.8 million adjustment to net income for the nine months ended September 30, 2004 is expected to result from an increase in first quarter net income of $1.3 million, an increase in second quarter net income of $1.4 million and a reduction in third quarter net income of $0.9 million.  All of the adjustments described above are subject to audit and completion of the Company’s financial statements for the year ended December 31, 2004, which will be included in the Company’s annual report on Form 10-K.

Investors should not rely on retained earnings in the Company’s historical financial statements for 2002, 2003 and the first three quarters of 2004.  In addition, investors are cautioned not to rely on the Company’s historical financial statements for the quarterly periods in 2004.  The Company will restate its historical financial statements for 2002, 2003 and the quarterly periods ended March 31, June 30 and September 30, 2004 included in the Company’s Form 10-Qs in one or more future filings with the Securities and Exchange Commission.

The Company’s Audit Committee and senior management have discussed the matters described above with the Company’s independent registered public accounting firm.

As provided by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions that the statements in this Form 8-K relating to matters that are not historical factual information are forward-looking statements that represent management’s belief and assumptions based on currently available information.  The information contained in this report relating to adjustments to deferred income tax accounts, rent expense and various other account balances (including the magnitude, timing and effects thereof), the financial statement line items affected by such adjustments and the financial statements being restated as a result of such adjustments, as well as other statements including words such as “anticipate,” “estimate,” “expect” and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995.  Such statements are made based upon management’s current expectations and beliefs and are subject to risks, uncertainties and other factors that could cause actual results to differ from those contemplated by the forward-looking statements, including the timing, completion and results of the Company’s reviews and audits.  Investors should not place undue reliance on forward-looking statements.  Each forward-looking statement speaks only as of the date of the particular statement, and the Company undertakes no obligation to publicly update or revise any forward-looking statements.  There can be no assurance that other factors not currently anticipated by management will not also materially and adversely affect the Company.

Exhibit 99.2

Press Release Dated March 3, 2005

EGL	World Headquarters 15350 Vickery Drive Houston, TX 77032 Elijio Serrano Chief Financial Officer 281-618-3665
NEWS RELEASE

FOR IMMEDIATE RELEASE

Thursday, March 3, 2005

EGL, INC. Reports 113% Improvement in 2004 Net Income;

Gross Revenues Increase 28% to Record Levels

HOUSTON, March 3, 2005 – EGL, Inc. (NASDAQ: EAGL) announced that gross revenues increased 28% to $2.7 billion for the year ended December 31, 2004, compared to $2.1 billion in 2003.  Diluted earnings per share for the year were $1.05 compared to $0.50 in 2003.

Gross revenues increased 31% to $802 million for the three months ended December 31, 2004, compared to $611 million in the corresponding quarter in 2003.  Diluted earnings per share for the quarter were $0.26 compared to $0.19 per share in the fourth quarter of 2003 and included a net charge of $0.07 per share ($3.6 million) for deferred tax charges, mainly in the United Kingdom and Canada, and expenses of $0.03 per share ($1.4 million after tax) for consulting and audit fees for Sarbanes-Oxley 404 compliance.

The Company’s effective tax rate in the fourth quarter was 51.0% and included tax charges of $3.6 million to reduce the value of certain deferred tax assets, primarily in Canada and the United Kingdom, as a result of continued operating losses.  The Company expects the tax rate in 2005 to be between 38%-39%.  During 2004, EGL incurred expenses of $4.3 million for consulting and audit fees as a result of compliance efforts with respect to Section 404 of Sarbanes-Oxley.  Of the $4.3 million, $2.2 million ($1.4 million after tax, or $0.03 per share) was incurred in the fourth quarter.  For 2005, the Company expects to incur between $1.5 million to $2.0 million for ongoing compliance.

The Company is restating retained earnings by $6.5 million as of January 1, 2002 for adjustments to deferred taxes on foreign earnings, accrued rent on operating leases and other write-offs related to operations in Mexico.  The Company is also restating net income for the nine months ended September 30, 2004 from $36.2 million to $38.0 million to account for accrued expenses (earnings per share increased by $0.03).

2004 Financial Highlights

o

Gross revenues increased 28% to $2.7 billion, the highest level in the history of the Company;

o

Net income more than doubled to $50.9 million in 2004, compared to $23.9 million in 2003;

o

Completed divestiture of non-core investments (Miami Air and TDS) and purchase of remaining JV interests in Spain, Portugal and France;

o

Purchased $59 million of EGL shares on the open market and converted $100 million of convertible notes;

o

Net revenue margin declined 2.7 percentage points year over year due to the impact of fuel surcharges and high ocean and airline rates.

Q4 Financial Highlights

•

Gross revenues increased 31% on strong international air, ocean and logistics activity;

•

Net revenues increased 16% to $230 million, compared to $198 million in 2003;

•

Net revenue margin declined 3.8 percentage points due to high airline and ocean rates, mainly from Asia to the U.S., and the impact of fuel surcharges;

•

Operating income as a percent of net revenues increased to 12.0%, including the impact of the abnormally high Sarbanes-Oxley costs, compared to 8.4% last year.

	Three Months Ended		Year Ended
$ thousands (except EPS)	12/31/04	12/31/03	12/31/04	12/31/03
Gross revenues % change	$ 802,075 + 31%	$ 611,292	$ 2,743,360 + 28%	$ 2,143,419
Net revenues % change Net revenue margin Operating income	$ 230,087 + 16% 28.7% $ 27,595	$ 198,392 32.5% $ 16,583	$ 865,824 + 18% 31.6% $ 80,719	$ 735,252 34.3% $ 44,765
Net income Diluted EPS	$ 12,909 $ 0.26	$ 9,127 $ 0.19	$ 50,897 $ 1.05	$ 23,945 $ 0.50

EGL Chief Executive Officer Jim Crane commented, “We continue to see growth in all international product lines and a continued shift toward a lower cost deferred ground and ocean product by our customers.  Our fourth quarter performance reflects overall growth, offset by the impact of fuel surcharges, one-time tax charges and increased expenses related to Sarbanes-Oxley compliance.  Our organization is focused on improving yields through tighter management of our fuel surcharge by ensuring that our customers are absorbing these pass-through costs, and effective management of sell rates  during peak seasons, primarily out of Asia.”

Gross revenues increased 31% from the fourth quarter of 2003 to $802 million reflecting a 33% increase in airfreight revenues – mainly international, a 31% increase in ocean revenues, 24% increase in customs brokerage and a 24% increase in logistics.  Gross revenues outside North America increased 45% due to the higher volumes from Asia, higher fuel costs and the stronger Euro and Sterling to the dollar.  Gross revenues increased 28% year over year to $2.7 billion, reflecting strong volumes from Asia to the United States and a continued recovery of the global economy.

Net revenues of $230 million in the fourth quarter of 2004 increased 16% from last year and were a record high for the Company.  Net revenue margins of 28.7% declined by 380 basis points from the fourth quarter of 2003 reflecting the impact of fuel surcharges and increased airline and ocean rates, primarily out of Asia.  Net revenues of $866 million for 2004 reflected an 18% increase from net revenues of $735 million in 2003.  Net revenue margins of 31.6% declined by 270 basis points further highlighted tighter capacity on the international air and ocean product lines, and higher fuel costs that were not absorbed by our customers.

Operating income for the quarter increased 66% or $11 million, to $27.6 million, as compared to the fourth quarter of 2003 due to the $32 million improvement in net revenues versus $21 million growth in operating expenses.  Operating income as a percent of net revenue improved to 12.0%, the highest levels since 2000, compared to 8.4% in the fourth quarter of last year.

Update on Section 404 of the Sarbanes-Oxley Act of 2002

In accordance with Section 404 of the Sarbanes-Oxley Act, the Company and its independent auditors continue to evaluate and assess the internal controls over financial reporting and its effectiveness.  The Company may conclude that its internal controls over financial reporting for the accounting of deferred and foreign taxes as of December 31, 2004 was ineffective, but the Company has not yet made its final assessment with respect to this issue.  In addition, the Company believes it is likely that its independent auditors will issue an adverse opinion on the Company’s internal controls because of this issue.

Subsequent Event

During the first quarter of 2005, in response to a joint motion by EGL and the U.S. Equal Employment Opportunity Commission (EEOC), a US District Court ordered the return back to EGL of $5.975 million of the $8.5 million previously held in an established fund to resolve potential claims in connection with a 2001 Consent Decree.  The joint motion and subsequent order resulted primarily from a significantly lower number of qualified claimants than projected and the aggregate amount expected to be paid for all claims - less than $1 million.

Total Year 2005

For 2005, EGL projects gross revenue growth of 15-20% and raises its guidance for total year diluted earnings per share in the range of $1.27 to $1.37 taking into account the return of the excess EEOC funds in the first quarter.  First quarter earnings per share are anticipated to be $0.23 - $0.26, including the benefit of the aforementioned EEOC funds, compared to $0.16 in the first quarter of 2004.

Earnings Conference Call

EGL, Inc. plans to host a conference call for shareholders and the investing community on March 3, 2005 at 11 a.m. Eastern time (8 a.m. Pacific) to review results for the quarter and year ended December 31, 2004.  The call can be accessed by dialing (719) 955-1565, access code 3146582 and is expected to last approximately 60 minutes. Callers are requested to dial in at least 5 minutes before the start of the call. The call will also be available through live webcast on the company's website, www.eaglegl.com, on the Investor Relations page.  An audio replay will be available until Thursday, March 17, 2005 at (719) 457-0820, access code 3146582.

___________________

Houston-based EGL, Inc. operates under the name EGL Eagle Global Logistics.  EGL is a leading global transportation, supply chain management and information services company dedicated to providing superior flexibility and fewer shipping restrictions on a price competitive basis. With 2004 revenues exceeding $2.7 billion, EGL’s services include air and ocean freight forwarding, customs brokerage, local pickup and delivery service, materials management, warehousing, trade facilitation and procurement, and integrated logistics and supply chain management services. The Company’s shares are traded on the NASDAQ National Market under the symbol “EAGL”.

___________________

CAUTIONARY STATEMENTS

The statements in this press release (and statements in the conference call referred to above) regarding projected profitability, adding to growth, improvement on yields, increased efficiencies, improvements in operating and financial systems,  prior period adjustments, effective tax rate for 2005, 2005 total year and first quarter  results and diluted earnings per share, the total monetary amount of claims expected under the 2001 Consent Decree, whether or not the Company’s independent auditors will issue an adverse opinion with respect to the Company’s internal controls over financial reporting,, expected Sarbanes-Oxley compliance costs in 2005,  and other statements which are not historical facts, are forward looking statements.  Such statements involve risks and uncertainties including, but not limited to, general economic conditions, risks associated with operating in international markets, the results of litigation, the timing and effects of any improvements in the regions and industry sectors in which the Company’s customers operate, construction of new facilities and other infrastructure improvements, ability to manage and continue growth, competition and other factors detailed in the Company's 2003 Form 10-K, proxy statement/prospectus and other filings with the Securities and Exchange Commission.  Should one or more of these risks or uncertainties materialize (or the consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected.   The Company disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

EGL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except per share amounts)
	Three Months Ended December 31,		Twelve Months Ended December 31,
	2004	2003	2004	2003
Revenues	$ 802,075	$ 611,292	$ 2,743,360	$ 2,143,419
Cost of transportation	571,988	412,900	1,877,536	1,408,167
Net revenues	230,087	198,392	865,824	735,252
Operating expenses:
Personnel costs	126,926	112,032	483,262	422,015
Other selling, general and administrative expenses	75,566	69,777	301,843	268,472
Operating income	27,595	16,583	80,719	44,765
Nonoperating income (expense), net	(1,239)	(1,901)	7,611	(6,249)
Income before provision for income taxes	26,356	14,682	88,330	38,516
Provision for income taxes	13,447	5,555	37,433	14,571
Net income	$ 12,909	$ 9,127	$ 50,897	$ 23,945

Basic earnings per share	$ 0.28	$ 0.19	$ 1.11	$ 0.51
Diluted earnings per share	$ 0.26	$ 0.19	$ 1.05	$ 0.50
Basic weighted-average common shares outstanding	46,806	47,388	45,813	47,204
Diluted weighted-average common shares outstanding	52,338	53,431	51,914	47,481

Audited financials will be included in the Company’s Annual Report on Form 10-K